Exhibit 23.2
CONSENT OF INDEPENDENT VALUATION FIRM
     We consent to the inclusion in the Annual Report of Intevac, Inc. and subsidiaries on Form 10-K/A for the year ended December 31, 2008 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of December 31, 2008 and to references to our firm’s name therein.

/s/ Houlihan Smith & Company, Inc.

Chicago, Illinois July 14, 2009